FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month September 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 7, 2015 the Registrant Announces Signing a Definitive Agreements with One of its Customers to Receive $30 Million Advance Payment for Capacity Expansion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 7, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Signing a Definitive Agreements with One of its Customers to Receive $30 Million
Advance Payment for Capacity Expansion

Additional capacity investment to enable company
to meet current and forecasted growing customer demand

MIGDAL HAEMEK, Israel, September 7, 2015 – TowerJazz, the global specialty foundry leader, today announced it has signed a definitive agreement with one of its customers to receive $30 million advance payment which would be used for capacity expansion in its worldwide fabs. TowerJazz will provide secured capacity to support current and forecasted customer manufacturing needs.

Russell Ellwanger, TowerJazz CEO, stated, "We are seeing through customers' forecasts, purchase orders, and our sales and marketing channels a very high demand, exceeding our current manufacturing capabilities, primarily in our analog 0.18um technology processes. Hence, we are implementing a four-pronged, proactive strategy as follows: (i) we are rapidly cross qualifying our Israeli, US and Japanese fabs for manufacture of products and technology platforms originating in our US and Israeli fabs,  (ii) we are investing in capacity to enable quick ramp up of more products, (iii) we are continuously exploring M&A opportunities and (iv) we are engaging in customer funded programs for customers who need capacity reservation and/or new capabilities and capacity. This signed definitive agreement is an example of the latter. We continue to execute on all fronts in parallel."

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Investor Relations and Corporate Communications Contact:
Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com